Exhibit (a)(15)
September 13, 2010
Dear Colleague:
As you know, the last several weeks have been eventful for PotashCorp.
Since I last wrote, members of our senior management have been meeting with many of our shareholders to talk about PotashCorp’s long-term business plan for value creation. These meetings have been gratifying, as the feedback and encouragement we have received has reinforced our view that BHP Billiton’s unsolicited US$130 per share offer is wholly inadequate and substantially undervalues our company.
But before I go into detail about these meetings, I want to again let you know how much the Board of Directors and management team appreciate your hard work and dedication to PotashCorp. While the BHP Billiton situation was not something we asked for, there is now a bright light shining on the hard work and dedication demonstrated every day by the more than 5,000 PotashCorp employees who make up the best team in the business. We should all be proud of the excellent performance we continue to deliver, as well as our ability to work safely while putting the needs of our customers and other stakeholders first.
* * *
Our shareholders recognize your efforts, too. During our meetings with them, we told them how everyone at PotashCorp is energized and focused on running the business. Since many of you are following this situation closely, I wanted to share with you some of the other important topics that we have been discussing with our shareholders.
First and foremost, we are convinced that the BHP offer fails to reflect the Company’s present and future value. We believe that PotashCorp is a uniquely valuable asset — not just because we are the premier producer with unparalleled assets in our industry, but also because of the commitment and hard work our people put in each and every day. We should all be proud of the company we’ve created and share in the excitement for what lies ahead.
As you know, we have successfully run our operations with a long-term view for more than 20 years. With the fundamentals that drive the long-term success of our business solidly in place following the global economic downturn, we believe an inflection point has been reached that will fuel both short- and medium-term prospects for our company as well. We continue to tell our shareholders — and many have expressed similar sentiments to us — that BHP’s offer fails to reflect our unique position, scarcity value and prospects for continued growth and shareholder value creation.
Second, PotashCorp is solidly positioned, both to achieve strong results on a stand-alone basis and to attract other bidders. While we continue to engage with interested parties, we believe — and many of our shareholders agree — that PotashCorp is poised to achieve strong results as an independent, stand-alone company. Based on our demonstrated track record of creating shareholder value and our future growth and earnings potential, we strongly believe that BHP’s US$130 per share offer substantially undervalues our company and that superior value could be achieved by continuing to execute on our strategic plan or pursuing alternatives.

We have emphasized to our shareholders that because of PotashCorp’s strong competitive position and rising global demand, there is a wide universe of potentially interested parties in our company. You should know that PotashCorp has already been approached by, and has initiated contact with, a number of third parties who have expressed an interest in considering alternative transactions. We believe BHP will not be the only bidder in this process, as we continue to seek to maximize value for all of our stakeholders.
Third, our long-term investors have expressed confidence in our future earnings potential and that we are worth far more than BHP’s offer. The majority of our shareholder base is long term and remains both stable and supportive. Many of our long-term investors have clearly communicated to us that the US$130 per share offer is a non-starter. In fact, we believe that some of our shareholders have been buying more PotashCorp shares because they believe in our strategic plan, the strengthening industry trends and our future growth prospects. Unlike in other, smaller transactions where the shareholder base can turn over substantially, we expect that PotashCorp’s long-term, institutional shareholders will play a key role in the outcome of this situation.
Finally, we expect that this process will be more like a marathon than a sprint. We feel that given our position in the market, and the strengthening agriculture fundamentals, it is clearly in BHP’s interest to try to make this process as short as possible. There is, of course, no precise timeline for a transaction, if one does occur, and other large Canadian resource transactions involving marquee assets have typically taken significant time to complete.
* * *
We will continue to provide you with updates as this process moves forward. In the interim, it’s business as usual for all of us here at PotashCorp and we ask that you continue to maintain your focus on working safely and exceeding the needs of our valued customers. If you have any questions, I encourage you to speak with your manager.
For additional information, I also encourage you to view the videos we have posted to the “BHP Update” section of our Web site at www.PotashCorp.com.
Many PotashCorp employees are also shareholders of the company. As a shareholder, you should have received materials from BHP. The PotashCorp Board has recommended that you not tender your shares into BHP’s offer. If you wish to follow this recommendation, no response is required on your part and you may simply disregard the BHP mailing.
Given all of the recent interest in PotashCorp, I want to remind you again to please follow our standard procedures with regard to external inquiries. Customers should be directed to their usual contact at PotashCorp. Inquiries from the media should be referred to Bill Johnson, Director, Public Affairs, at (306) 933-8849 or BJohnson@PotashCorp.com and any inquiries from investors and/or analysts should be referred to Denita Stann, Senior Director, Investor Relations, at (847) 849-4277 or Denita.Stann@PotashCorp.com.
On behalf of the Board of Directors and management team, thank you again for your hard work and commitment to PotashCorp.
Sincerely,
/s/ Bill Doyle
Bill Doyle
President and Chief Executive Officer

Important Information
This letter is neither an offer to purchase nor the solicitation of an offer to sell any securities. On August 23, 2010, PotashCorp filed a solicitation/recommendation statement on Schedule 14D-9 with the Securities and Exchange Commission (the “SEC”) with respect to the offer to purchase commenced by BHP Billiton Development 2 (Canada) Limited, a wholly-owned subsidiary of BHP Billiton Plc. Investors and security holders of PotashCorp are urged to read the solicitation/recommendation statement and any other relevant documents filed with the SEC, which contain important information.
Investors and security holders may obtain a free copy of the solicitation/recommendation statement and other documents that PotashCorp files with the SEC through the website maintained by the SEC at www.sec.gov and through the website maintained by PotashCorp at www.potashcorp.com. In addition, the solicitation/recommendation statement and other documents filed by PotashCorp with the SEC may be obtained from PotashCorp free of charge by directing a request to Potash Corporation of Saskatchewan Inc., 122 – 1st Avenue South, Suite 500, Saskatoon, Saskatchewan, Canada S7K 7G3, (306) 933-8500.